Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

December 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 9, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Exchange Listed Funds Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Cabana Target Drawdown 5 ETF

Cabana Target Drawdown 7 ETF

Cabana Target Drawdown 10 ETF

Cabana Target Drawdown 13 ETF

Cabana Target Drawdown 16 ETF

Cabana Target Leading Sector Conservative ETF

Cabana Target Leading Sector Moderate ETF

Cabana Target Leading Sector Aggressive ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi
